WillScot Mobile Mini Holdings Corp.
4646 E. Van Buren Street, Suite 400
Phoenix, AZ 85008

May 3, 2024

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WillScot Mobile Mini Holdings Corp. Registration Statement on Form S-4 Filed April 8, 2024 File No. 333-278544

Dear Ms. Hough and Mr. King:

WillScot Mobile Mini Holdings Corp. (referred to as the “Company”, “we”, “our” or “us”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 30, 2024 (the “Comment Letter”) regarding our Registration Statement on Form S-4, filed with the Commission on April 8, 2024 (the “Registration Statement”). The Company has today filed via EDGAR this letter together with its amended registration statement on Form S-4 (the “Amended Registration Statement”) which responds to the Staff’s comments contained in the Comment Letter. For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-4 filed April 8, 2024

The Transaction
Material U.S. Federal Income Tax Consequences of the Integrated Mergers, page 80

1.	We note your disclosure that you intend for Integrated Mergers to qualify as “reorganization” under the provisions of Section 368 of the U.S. Internal Revenue Code, and that you intend to file opinions of counsel on tax matters. Please revise your disclosure to identify counsel as the source of the opinions summarized or provided, as applicable. Please refer to Section III of Staff Legal Bulletin No. 19 (October 14, 2011) for guidance.

In response to the Staff’s request, we have revised the disclosure on pages iii, 9, 19 and 82 of the Amended Registration Statement to state clearly, consistent with Section III of Staff Legal Bulletin No. 19 (October 14, 2011), that the disclosure in the tax consequences section of the proxy statement/prospectus constitute the respective opinions of Allen Overy Shearman Sterling US LLP and Morrison & Foerster LLP.

General

2.	We note that your forum selection provision in the WillScot Mobile Mini Charter identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also revise the Comparison of the Rights of Shareholders, the Transaction, and Risk Factors sections to clearly disclose that McGrath shareholders will now be subject to such exclusive forum clause, noting, if true, that under the McGrath Articles of Incorporation they were not subject to an exclusive forum clause.

We respectfully advise the Staff that the Delaware forum selection provision included in the WillScot Mobile Mini Charter is not intended to apply to actions arising under the Securities Act or the Exchange Act. As noted in the Staff’s comment, federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and the Company’s existing forum selection provision is not intended to modify the scope of this concurrent jurisdiction.

Under the provisions of the WillScot Mobile Mini Charter, unless the Company’s Board of Directors or one of its duly authorized committees approves in writing the selection of an alternate forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the General Corporation Law of the State of Delaware or the WillScot Mobile Mini Charter or the WillScot Mobile Mini Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the WillScot Mobile Mini Charter or the WillScot Bylaws or (v) any action asserting a claim against the Company governed by the internal affairs doctrine

This exclusive forum provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction, as applicable. The exclusive forum provision in the WillScot Mobile Mini Charter will not relieve us of any of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

In response to the Staff’s comment, we will include disclosure regarding the impact of our Delaware forum selection provision on stockholders in our future filings of the Description of Capital Stock exhibit required by Item 601(b) (4) of Regulation S-K as well as in future filings describing our Delaware forum selection provision.

In addition, in response to the Staff’s comment, we have revised the disclosure on pages 21, 77 and 155 of the Amended Registration Statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (480) 894-6311.

Sincerely,

/s/ Hezron Lopez

Hezron Lopez
Executive Vice President, Chief Legal and Compliance Officer & ESG
WillScot Mobile Mini Holdings Corp.

cc:     Jeffrey J. Pellegrino, Partner
          Allen Overy Shearman Sterling US LLP